THE 787 FUND, INC.

1290 Avenue of the Americas

New York, New York 10104

March 6, 2008

VIA EDGAR

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of The 787 Fund, Inc. (File Nos. 333-141582 and 811-22041)

Dear Ms. Stirling:

In connection with the filing of Post-Effective Amendment No. 3 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of The 787 Fund, Inc. (the “Company”) and in connection with the responses to comments provided by the staff of the U.S. Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 2 to the Registration Statement as reflected in the Post-Effective Amendment, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, THE 787 FUND, INC.

By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary